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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            CORDANT TECHNOLOGIES INC.
                            (Name of Subject Company)


                            CORDANT TECHNOLOGIES INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   218412 104
                      (Cusip Number of Class of Securities)

                                Richard L. Corbin
              Executive Vice President and Chief Financial Officer
                            Cordant Technologies Inc.
                         15 W. South Temple, Suite 1600
                              Salt Lake City, Utah
                                 (801) 933-4000
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                 WITH A COPY TO:

                             Eric S. Robinson, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                                     [CORDANT TECHNOLOGIES LOGO]

ALCOA TO ACQUIRE CORDANT TECHNOLOGIES


PITTSBURGH AND SALT LAKE CITY, MARCH 14, 2000 - Alcoa Inc. and Cordant Technologies Inc. today announced they have entered into a definitive agreement under which Alcoa will acquire all outstanding shares of Cordant for $57.00 per share payable in cash.

Alcoa will commence the transaction with a cash tender offer for 100%, but not less than a majority, of the outstanding Cordant shares on a fully diluted basis. If a majority of the outstanding shares are purchased in the tender offer, any remaining Cordant shares will be exchanged for cash in the amount of $57.00 per share in a merger of Cordant and Alcoa's acquisition subsidiary.

The transaction is valued at approximately $2.9 billion based on 40 million fully diluted shares of Cordant common stock on March 13, 2000 and the assumption of $685 million in debt.

In announcing the transaction, James R. Wilson, chairman and chief executive officer of Cordant, and Alain J. P. Belda, president and chief executive officer of Alcoa, said: "We are pleased to announce this merger that brings together two companies with obvious complementary activities. Customers, employees and shareholders will benefit from combining each company's manufacturing best practices and technological leadership."



                                     -more-

ALCOA TO ACQUIRE CORDANT TECHNOLOGIES, PG. 2


Both companies' Boards of Directors have approved the merger agreement. The transaction will be conditioned on regulatory approvals, including expiration of applicable waiting periods and other customary conditions.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Alcoa with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Cordant with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Alcoa and Cordant at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Alcoa Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Cordant Investor Relations.


                                             ##


Editorial Contact:      Bonita A. Cersosimo
                        Alcoa
                        1 412 553 4462

                        Lauren Sides
                        Cordant Technologies
                        1 801 933 4193

Investor Relations:     Randall J. Killeen
                        Alcoa
                        1 412 553 2231

                        Shannon Sebahar
                        Cordant Technologies
                        1 801 933 4029
Alcoa Inc. (NYSE:  AA)
Cordant Technologies Inc. (NYSE: CDD)